Phillips Nizer LLP
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New York, NY 10103

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	November 15, 2010

Re:         B.O.S. Better Online Solutions Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-14184

Ladies and Gentlemen:

On behalf of BOS Better Online Solutions Ltd., an Israeli corporation (“BOS” or the “Company”), we have set forth below the Company’s response to a comment letter, dated November 2, 2010 (the “Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.  The Staff’s comment has been reproduced (in bold) below and is immediately followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2.  Significant  Accounting Policies

Accounting for share-based compensation, page F-24

1.
We note your response to prior comment 1 that you do not believe that you have adequate historical experience to provide a reasonable basis upon which to estimate expected term because of significant structural changes in the business since the Company became a public company in 1997.  We further note that during the period 2005 through 2008 you commenced operations in your current business segments and that during the period 2005-2009, 36,560 options were exercised by 28 employees.  Tell us why you don't believe these option exercises to be adequate historical experience considering that they were both issued and exercised during the period that your current businesses have been in operation, and also considering that the company only had 115 employees as of December 31, 2009.

In response to the Staff's comment, we would like to better explain why we do not believe that the options exercised during the period 2005-2009 (the "Period")  provide adequate historical experience that establishes a reasonable basis on which to estimate expected term.

Out of the total 36,569 options exercised in the Period, 13,100 options were granted with an exercise price of zero (12,566 of such options were exercised by a former CEO in 2009 following the termination of his employment).

Options with an exercise price of zero are equivalent to shares (except that for Israeli  income tax purposes they are not taxed to the recipient until their exercise) and therefore do not provide a reasonable basis upon which to estimate expected term.

An additional 19,533 options, which were granted in 2003, were exercised by former employees (out of which, 2,561 by a former founder and CEO) in connection with the termination of their employment as part of the structural changes made during the Period as described in our previous answer. That is, former employees decided to exercise their options only after termination because otherwise, they would have lost their right to exercise due to the expiration of the options. Therefore, we believe that those options also do not provide a reasonable basis upon which to estimate expected term since the exercise was connected with the termination and does not reflect an exercise behavior pattern of employees.

An additional 3,000 options were exercised by two former directors following the end of their services and 936 options were exercised by two employees.

As only 3,936 options were exercised in the regular course of business, by two directors and two employees out of 115 employees as of December 31, 2009, we believe that these exercises do not represent adequate historical experience.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned (Tel:  212-841-0700; Fax: 212-262-5152; e-mail:  bbrodrick@phillipsnizer.com).

Very truly yours, /s/ Brian Brodrick